Annual Report

Cover Page

Name of issuer:

Arrived Holdings, Inc.

Legal status of issuer:

> Form: **Corporation**
>
> Jurisdiction of Incorporation/Organization: **DE**
>
> Date of organization: **2/21/2019**

Physical address of issuer:

1700 Westlake Ave N
Suite 200
Seattle WA 98109

Website of issuer:

https://arrived.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

51

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$69,095,762.00	$37,481,536.00
Cash & Cash Equivalents:	$35,615,198.00	$20,641,041.00
Accounts Receivable:	$199,450.00	$164,907.00
Current Liabilities:	$2,164,682.00	$1,267,858.00
Non-Current Liabilities:	$37,597,635.00	$19,871,635.00
Revenues/Sales:	$8,735,264.00	$5,649,848.00
Cost of Goods Sold:	$739,055.00	$596,748.00
Taxes Paid:	$0.00	$0.00
Net Income:	($6,726,821.00)	($9,214,413.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Arrived Holdings, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Susan Ehrlich	Venture Partner	Core Innovation Capital	2021
Brian O'Malley	Managing Partner	Forerunner Ventures	2022
Kenneth Cason	CTO	Arrived	2019
Ryan Frazier	CEO	Arrived	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Alejandro Chouza	COO	2020
Kenneth Cason	CTO	2019
Ryan Frazier	CEO	2019
Sue Korn	CFO	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor

does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We have a limited operating history, and the Company is still in an early phase of operations and growth. There is no guarantee that we will achieve our stated goals or operate profitably. Our business faces all risks, costs, complications, and difficulties typical of early-stage businesses.

The Company's success is dependent upon the skill and ability of our team members to execute upon our stated goals. All team members are considered at-will employees and there can be no assurance that they will continue to be employed for any particular period of time, or that their activities with the Company will be successful. The loss of the co-founders or key employees could harm the Company's business performance, financial condition, and cash flow.

As a privately held company, the Company is not subject to the regulations and requirements of publicly-traded companies (e.g. the Sarbanes-Oxley Act of 2002, securities exchange listing standards, etc). As such, the Company may not have the same level of internal controls and reporting standards that one would expect of a publicly traded company and there may exist in the future significant deficiencies or material weaknesses in the Company's internal financial controls and reporting processes. The expense of implementing procedures that would be expected of a publicly-traded company could be substantially detrimental to the Company's business.

We rely on critical partners to provide some core services. Although we have had long-standing relationships and legal contracts with them, these partners operate as separate entities from ours, and we have no control over their own operations. Any inability of these partners to honor the terms of our contracts may have detrimental impacts to our operations.

Our core product is subject to an intensely competitive industry environment with major revenue streams that are substantially influenced by the U.S. economic environment. We are subject to substantial external pressures that impact our meeting our goals, such as changes to the Fed Funds rate, real estate market, or housing marke - and changes in these factors may materially change our short-term outlook.

Arrived and its partners are extensively regulated under federal and state laws and regulations securities, including those imposed by the SEC. Federal and state laws and regulations govern, restrict, limit or

otherwise affect the activities in which we may engage and may affect our ability to expand our business over time, result in an increase in our compliance costs.

A change in applicable statutes, regulations or regulatory policies could have a material adverse effect on our business, including limiting or imposing conditions on the types of financial services and products we may offer as well as the ability for us to monetize certain existing revenue stream. Increased regulatory requirements (and the associated compliance costs), whether due to the growth of our business, the adoption of new laws and regulations, changes in existing laws and regulations, or more expansive or aggressive enforcement of existing laws and regulations, may have a material adverse effect on our business, financial condition or results of operations.

We are critically dependent on trust in our brand, as we offer a financial services product with high expectations for security and reliability. Service failures by us, negative news and third party statements all have the potential to impact consumer trust in our brand and may materially impact our success.

Investment in the Company involves high uncertainty and a broad variety of significant risks. Any investment in the Company (also sometimes referred to herein as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. This risk relates to the various risk factors described below, among others. Each potential investor should consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in any investment in the Securities.

We intend to expand into new investment strategies and geographic markets and may enter into new lines of business, each of which may result in additional risks and uncertainties in our businesses. Attempts to expand our businesses involve a number of special risks, including, but not limited to, the required investment of capital and other resources; the diversion of management's attention from our core businesses; the levels of experience of our executive officers, investment professionals and senior management in operating new investment strategies and investment products; the assumption of liabilities in any acquired business; unexpected difficulties or the incurrence of unexpected costs associated with integrating and overseeing the operations of new businesses and activities; entry into lines of business in which we may have limited or no experience; increasing demands on our operational and management systems and controls; and compliance with additional regulatory requirements. We cannot identify all the risks we may face and the potential adverse consequences on us an your investment that may result from attempted expansion.

From time to time we may provide loans to affiliated entities to

finance the acquisition or operation of properties. If, in the future, we are required or called upon to write off these loans, our results of operations and financial condition could be harmed.

Poor performance of our the investment products that we sponsor could cause a decline in our revenues and results of operations and could adversely affect our ability to raise capital for future investment products. If any of the investment products that we sponsor perform poorly, either by incurring losses or underperforming benchmarks, as compared to our competitors or otherwise, our investment record would suffer. As a result, our revenues may be adversely affected and the value of our assets under management could decrease, which may, in turn reduce our fees. Poor performance of the investment products we sponsor could also make it more difficult for us to raise new capital for future investment products, which would reduce our ability to generate additional fees from the creation of new investment products.

The occurrence of a cyber incident, or a deficiency in our cyber security, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, or damage to our business relationships and reputation, all of which could negatively impact our financial results.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,900,000	4,061,522	Yes ⌄
Series A Preferred	2,340,879	2,340,879	Yes ⌄

Series B Preferred	939,618	660,738	Yes ⌄
Series Seed-1 Preferred	90,998	90,998	Yes ⌄
Series Seed-2 Preferred	192,917	192,917	Yes ⌄
Series Seed-3 Preferred	415,663	415,663	Yes ⌄
Series Seed-4 Preferred	34,097	34,097	Yes ⌄
Series Seed Preferred	1,272,963	1,272,963	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	987,164

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	HATX
Issue date	10/12/22
Amount	$225,000.00
Outstanding principal plus interest	$112,500.00 as of 04/01/24
Interest rate	0.0% per annum
Maturity date	10/13/27
Current with payments	Yes

Monthly payment plan for domain name purchase

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three

years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2024	Section 4(a)(2)	Preferred stock	$5,000,000	General operations
4/2024	Regulation D, 506(c)	Priced Round	$1,094,410	General operations
4/2024	Regulation Crowdfunding	Priced Round	$1,235,000	General operations
4/2025	Regulation Crowdfunding	Priced Round	$2,326,109	General operations
7/2025	Section 4(a)(2)	Preferred stock	$17,579,925	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Interest Payments/Repayment of Advances and Loans

The Company makes advances and loans to entities under management and other affiliated entities and receives repayments of advances and loans and interest payments from entities under management and other affiliated entities. The amounts are due on demand interest free and without collateral.

Due from (to) Related Party

The Company enters into various transactions with entities under management and other affiliated entities in the normal course of operating and financing activities. The due from (to) related party

balances are interest free with no formal repayment terms.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Arrived is bringing real estate investing online.

Milestones

Arrived Holdings, Inc. was incorporated in the State of Delaware in February 2019.

Since then, we have:

- Backed by Jeff Bezos, Marc Benioff, ex-Zillow CEO & CEOs of Uber, Warby Parker

- +$330M USD invested across +500 properties in over 65 cities

- Featured in: Bloomberg, The Wall Street Journal, TechCrunch, Forbes, Business Insider, Wired

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2025, the Company had revenues of $8,735,264 compared to the year ended December 31, 2024, when the Company had revenues of $5,649,848. Our gross margin was 91.54% in fiscal year 2025, and 89.44% in 2024.

- *Assets.* As of December 31, 2025, the Company had total assets of $69,095,762, including $35,615,198 in cash. As of December 31, 2024, the Company had $37,481,536 in total assets, including $20,641,041 in cash.

- *Net Loss.* The Company has had net losses of $6,726,821 and net losses of $9,214,413 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities.* The Company's liabilities totaled $39,762,317 for the fiscal year ended December 31, 2025 and $21,139,493 for the fiscal year ended December 31, 2024.

Liquidity & Capital Resources

To-date, the company has been financed with $13,225,000 in debt, $55,579,925 in equity, $100,000 in convertibles, and $1,398,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any

companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Arrived Holdings, Inc. cash in hand is $25,676,293, as of April 2026. Over the last three months, revenues have averaged $990,000/month, cost of goods sold has averaged $60,000/month, and operational expenses have averaged $1,450,000/month, and have averaged burn rates between $500,000 and $650,000 per month. Our intent is to have a path to profitability in 36 months.

In 2025 we grew our assets under management by 57% to $334,000,000, while improving our net loss by 27% year over year. We also launched several new products, including our secondary trading marketplace. And we closed a Series B financing at an increased valuation from our Series A.

While we cannot be certain of future revenues and expenses, we estimate revenues of $6,500,000 and expenses of $10,500,000 over the next 6 months.

We are not currently profitable and do not have immediate plans to become profitable. We plan to use our previous financing and cash position to cover our excess operating expenses as we invest in additional growth. There is a risk that we will not become profitable. At this early stage in our development, we have funded substantially all of our operations with proceeds from private financings from venture capital investors. To continue our development and achieve profitability, we will require substantial additional funds. To meet such financing requirements in the future, we may raise funds through additional equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict our business activities and options. Additional funding may not be available on favorable terms, or at all. If we are unable to obtain additional funds for our operations, we may be forced to reduce or terminate operations, which may adversely affect our business and results of operations. We may never achieve profitability via our operations.

We have previously raised over $50m in venture capital and will use our cash position to cover our operating expenses and burn rate. We may raise additional venture capital in future financings.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business,

such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Ryan Frazier, certify that:

(1) the financial statements of Arrived Holdings, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Arrived Holdings, Inc. included in this Form reflects accurately the information reported on the tax return for Arrived Holdings, Inc. filed for the most recently completed fiscal year.



Ryan Frazier

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by

the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://arrived.com/invest

The issuer must continue to comply with the ongoing

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Alejandro Chouza
Brian O'Malley
Kenneth Cason
Ryan Frazier
Sue Korn
Susan Ehrlich

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001

1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Arrived Subscription Agreement April 2025

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Alejandro Chouza
- Brian O'Malley
- Kenneth Cason
- Ryan Frazier
- Sue Korn
- Susan Ehrlich

Appendix E: Supporting Documents

Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Annual Report is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Annual Report is 100% accurate**
☑ **I agree to the Lead Investor Agreement**
☑ **I agree to the Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Arrived Holdings, Inc.

By

Ryan Frazier

CEO & Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Ryan Frazier

CEO & Co-Founder
4/24/2026

Alejandro Chouza

COO - Co-Founder
4/24/2026

Susanna Korn

CFO
4/25/2026

Brian P. O'Malley

Member of the Board
4/26/2026

Susan Ehrlich

Board Member
4/27/2026

Kenneth Cason

CTO & Co-Founder
4/27/2026

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.